Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq. +	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

February 6, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:       Amanda McManus, Branch Chief
 Michelle Lacko, Staff Attorney

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Filed September 30, 2008
File No.: 333-153294

Dear Ms. McManus and Ms. Lacko:

Below please find our responses to the Commission’s second comments in its letter dated January 6, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Registration Statement Cover Page

1.
We note your disclosure in footnote (1) to the fee table that you are relying on Rule 416 to cover stock splits, stock dividends and similar transactions. Please tell us how you intend to rely on 416(a), or revise your disclosure to track the language of 416(b). In particular, discuss whether the common stock you are registering is being offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

Response:

Per Comment #1, please be advised that this footnote has been removed as Rule 416 is not applicable. Aside from the selling stockholders named in this registration statement, the Company is not registering any additional shares of common stock. This registration statement is limited solely to the shares of common stock held by the selling securityholders named in the section entitled “Selling Stockholders”.

2.
We note your new disclosure in response to our prior comment number 4 that your stock is traded on the Grey Market. Since the Grey Market is neither a national securities exchange nor the Nasdaq Stock Market, and grey market bids and offers are not collected in a central spot, so that market transparency is diminished, it does not appear appropriate that this information be disclosed on the cover page of your registration statement. Please remove the grey market disclosure from your cover page and, if you choose to discuss it elsewhere in your filing, provide a full and accurate picture of the trading that occurs on the grey market, including an emphasis on its lack of transparency and low liquidity.

Response:

Per Comment #2, all reference to the “Grey Market” has been eliminated throughout the prospectus. Please be advised that there is currently no market for the Issuer’s common stock. While the Company does have a ticker symbol, its common stock is not quoted or listed on any market, exchange, or any quotation system. The Company was never cleared by FINRA for quotation of its common stock on the Pink Sheets. Upon the effectiveness of this registration statement on Form S-1 with the Commission, the Issuer intends to have a licensed market maker file a Form 211 application with FINRA in order to have its common stock quoted on the OTC Bulletin Board and the Pink Sheets.

3.
Remove the second sentence of the second paragraph on the cover page in favor of the more accurate disclosure in the fourth paragraph that shares will only trade at prevailing market prices once they are quoted on the OTCBB.

Response:

Per Comment #3, the second sentence of the second paragraph has been removed. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Summary, page 1

4.
We note your response to prior comment number 5; however, we are unable to locate disclosure of your assets, revenue and loss in the first paragraph of the summary. Please revise to include this information in the first paragraph of the summary, as well as the amount of cash you have on hand as of a recent date. Please also disclose in the forepart of the summary that you do not expect to become profitable for at least 24 months, if at all, that you believe you will require $12 million dollars to carry out your business plan and operational strategies and that you have not identified a single source of additional funding.

Response:

Per Comment #4, these disclosures have been added to the forepart of the summary. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

5.
We note your response to previous comment 6; however, please revise your Summary to provide a more complete picture of your business, including a brief description of the products that you currently produce and the intellectual property assets that you currently own and provide additional disclosure as to how you intend to generate revenue. Also, please revise the second sentence in the first paragraph to explain the meaning of the phrase “digital media production company” and provide specific examples of your existing marketing and distribution channels, including a description of your business strategy for utilizing these channels and “commercializing” your IP. Avoid disclosures about the present activities in which you are engaged, unless you can provide concrete descriptions of what these activities are. For example, you state that you are engaged in licensing and development, but provide no details about what this means and its ultimate goal.

Response:

Per Comment #5, this section has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

6.
Specifically address throughout why you do not appear to be generating revenues from the current broadcasting of Be Alert Bert in South America and elsewhere. Do you own the intellectual property associated with these broadcasts and if not, who does?

Response:

Per Comment #6, this disclosure has been revised throughout the registration statement. While our founder, Richard Shergold owns and retains the rights to the IP related to these broadcasts, every broadcast sale made with regards to the IP were one-time sales, for various specified durations and lengths of time with each respective market, with all sales proceeds going to Mr. Shergold directly. Upon expiration of said terms, renewals will be negotiated by and on behalf of the Company, and further payments will be received for the benefit of the Company as the Company now holds an exclusive sublicense to this IP.

7.	Please provide more detail and clarity regarding your general statement that your business goal is to become a “premier online community and supplier of products and services” for children.

Response:

Per Comment #7, the phrase “premier online community and supplier of products and services for children” is intended to mean that it is our goal to have our Children’s website ranked number one on website rankings, and to be the preferred online community visited by our target demographic of 6-12 year olds. Through this digital media site, we will provide education and information services, digital media games, as well as digital media songs, books and videos that can be downloaded digitally to the children’s home computer. Proper disclosure has been added where applicable.

8.	We note your response to our prior comment number 7. Please tell us and disclose whether you are in current discussions to make acquisitions.

Response:

Per Comment #8, due to the Company’s lack of cash on hand, the Company is not currently in any discussions to make acquisitions. All references to “current discussions to make acquisitions” have been removed.

9.
We note your response to prior comment 8; however, please revise your Summary to include a discussion of the management fee and world-wide exclusive royalty-free license that the company agreed to pay SKIH, including disclosure relating to royalties and accrued monies as of the most recent practicable date or advise us why you believe such disclosure is not necessary.

Response:

Per Comment #9, a disclosure regarding the licensing agreement with SKIH has been added to the Summary section. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Balance Sheet Summary, page 2

10.	Briefly describe the assets valued in the balance sheet and explain how you are valuing these assets. Also, briefly discuss your liabilities.

Response:

Per Comment #10, the following disclosure has been added to this section of the registration statement.

“As of September 30, 2008, our total assets were valued at $856,413. This amount includes $578 in cash and cash equivalents, $10,000 in prepaid expenses which includes professional fees paid to date, and $964 in fixed assets less depreciation. The majority of our assets are comprised of capitalized software development costs in relation to software development efforts being rendered by our founder and Chief Executive Officer, Richard Shergold. The Company accounts for its software development costs for its products in accordance with Statement of Position #98 issued by the AICPA in March 1998. As of September 30, 2008, the Company capitalized $844,771 for the costs incurred to-date. Management intends to amortize these costs over their estimated useful life when the Company realizes revenue.

As of September 30, 2008, our total liabilities were valued at $1,270,173. Of this amount, $147,449 is comprised of deposits from stock subscriptions and amounts due shareholders. The majority of our liabilities, $1,122,724, is comprised of accounts payable and accrued expenses. In light of our asset to liability ratio, lack of cash on hand, and the fact that we have no generated revenues to date, our auditors have expressed substantial doubt as to our ability to continue as a going concern.”

Our History of Losses is Expected to Continue…page 5

11.
We note your response to prior comment 14; however, please provide additional discussion relating to the approximate $12 million in additional financing you will need to carry out your business plan, including disclosure relating to your strategy for obtaining such financing, potential sources, risks associated with each source and the period of time such financing will be adequate to satisfy your business requirements.

Response:

Per Comment #11, the following disclosure has been added to this particular risk factor:

“In order for us to carry out our intended business plan, management believes that we need to raise approximately $12 million over a two year period. Management anticipates that the $12 million will go towards fulfillment of existing liabilities, regulatory compliance, product marketing and the production and development of new animated TV series to add to our existing inventory. The Company anticipates obtaining the required funding through equity investment in the company. Upon effectiveness of the registration statement of which this prospectus is a part, the Company will begin to contact institutional investors and other similar sources to obtain financing. As of the date of this prospectus, no such contacts have been made, nor have any agreements for financing been entered into by the Company. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing made available to our Company. If we obtain the anticipated amount of financing through the offering of our equity securities, this will result in substantial dilution to our existing shareholders, and should be considered a serious risk of investment.”

Selling Stockholders, page 13

12.	We note your response to our prior comment number 13. Please confirm that none of the selling security holders that share the same last name are spouses or minor children of one another.

Response:

Per Comment #12, several of the selling stockholders are related by blood or marriage. The appropriate disclosures and impact on beneficial ownership has been added to the registration statement under this heading. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Relationships, page 17

13.
We do not understand your disclosure regarding the agreement with Reich Brothers. Specifically, will your obligations commence upon the effectiveness of this registration statement or did they terminate 6 months after June 8, 2006. Also, tell us whether the shares underlying the subscription agreements are included in those you are attempting to register. Finally, if your payment obligations under the Advisory Agreement will not commence until after this registration statement is effective, tell us how you are able to register shares that you are not yet obligated to issue.

Response:

Per Comment #13, this disclosure has been completely revised in order to set forth more accurately the agreement between the Company and the Reich Brothers. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Directors, Executive Officers, Promoters and Control Persons, page 19

14.
We note your response to previous comment 23; however, please revise your disclosure relating to the business experience to provide the approximate start and finish dates of each individual’s employment and present the information in chronological order, if possible. For example, we note that you state that Mr. Shergold created, produced and marketed television series, a fitness program, software and related websites. When did he do this? Was he self-employed? Similarly, we note you disclosure that Mr. Ruppanner had a 28 year executive career with IBM. When did he begin working at IBM? What are the names of the marketing and service business unites for which Mr. Ruppanner acted as General Manager? When did Mr. Ruppanner retire from IBM? Please make similar revisions regarding the business descriptions of Ms. Yakiwchuk and Mr. Kot. Remove disclosure that is not strictly called for by Item 401, such as references to awards. Explain what you mean in Mr. Ruppanner’s biography when you say that TSS is a $1.3 billion technology service and support company. Is this the present market capitalization, revenue, or something else?

Response:

Per Comment #14, the revisions to the biographies of management have been made. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Summary Compensation Table, page 21

15.
We note your response to prior comment 24; however, please revise your Summary Compensation Table to disclose, by footnote or otherwise, that the salary amounts listed for your Named Executive Officers in 2007 and 2008 have not been paid. Also, please explain how the $21,069 due to Mr. Shergold is not compensation. Revise to separate amounts paid as royalties and salary if they are indeed different amounts.

Response:

Per Comment #15, this section has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Employment Agreements, page 23

16.
We note your response to prior comment 26; however please reconcile your disclosure in your response letter to us dated December 15, 2008 that Mr. Shergold is the only officer working on software development with your disclosure on page 23 and in Note 6 to the Notes to the Financial Statements that fifty percent of Mr. Ruppanner’s time is spent on software development. Also, please revise your disclosure under the heading Employment Agreements to discuss why your officers are involved in software development and how this activity corresponds to your stated business plans.

Response:

Per Comment #16, the disclosures have been reconciled and are now consistent. Please be advised that both Mr. Shergold and Mr. Ruppanner engage in software development. Mr. Shergold spends 100% of his time on such activities. Mr. Ruppanner spends approximately 50% of his time on software development, and the rest of his time is spent developing the Company’s business infrastructure. Ideally, we would prefer that our Officers and Directors devote the majority of their time on business operations, while hiring full-time employees to focus on software development. However, due to the fact that we have very little cash on hand, and have no revenues or profits to date, we must rely on Mr. Shergold and Mr. Ruppanner to engage in dual functions until such a time that we can expend funds to hire software development personnel or outsource such functions.

Deposits from Stock Subscriptions, page 25

17.
Have the shares been issued in connection with these stock subscriptions? Tell us whether any shares that have been issued under these agreements are included in the shares being registered in this registration statement.

Response:

Per Comment #17, to date, no amount of the deposits has been converted in shares of common stock, and as such, no shares pursuant to these deposits are being registered in this registration statement.

Description of Our Business, page 26

18.
We note your response to prior comment 29; however, please revise your disclosure to provide greater detail regarding your financing plans, including a discussion of specific cost estimates for each step of your business strategy, the anticipated funding sources, the approximate funds you will need to raise until you achieve profitability and any discussions you have had with funding sources. Also, please provide additional detail and clarity regarding the state of development for your website, character-based merchandise, 30 second commercials, TV series “The New Adventures of Bert and Clare” and kiosks, including a description of your progress to date and an estimated timeline for completion for each product.

Response:

Per Comment #18, these revisions have been made in the Description of Business Section. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

19.
Please reconcile your statement in the second sentence of the second paragraph under this heading that in 1997 the company published 26 episodes of a TV series with your statement that the company was founded on February 11, 2003.

Response:

Per Comment #19, this statement has been revised. In 1997, Be Alert Bert Productions, a Company owned and operated by Richard Shergold, published 26 episodes of the TV series. Be Alert Bert Productions was subsequently dissolved. In 2003, Smart Kids Group Inc. acquired the license to market and produce the 26 episodes.

20.
Please revise your filing to provide a basis for your statement on page 26 that your portfolio of entertainment assets can be immediately marketed and distributed through a variety of channels, and your statement on page 27 that your new series “The Adventure of Bert and Clare” will be licensed in North America and globally.

Response:

Per Comment #20, these statements have been revised to provide more accuracy.

Licensing Agreement, page 30

21.
We note your response to prior comment 8; however please revise your disclosure to clearly state whether SKIH or the company is obligated to pay Mr. Shergold a royalty of $5,000 per month. Revise your disclosure throughout. Also, please reconcile your disclosure on page 31 that the company may extend the License Agreement in perpetuity with your disclosure throughout the filing that the License Agreement is by and between Mr. Shergold and SKIH.

Response:

Per Comment #21, the Licensing Agreement disclosures have been revised throughout. Pursuant to the Sub-License Agreement, the Company (SKGP) is obligated to pay a licensing fee of $5,000 per month to SKIH, which is wholly-owned by Mr. Shergold.

Description of Properties, page 31

22.
We note your response to previous comment 33; however, please reconcile the disclosure in your response letter to us dated December 15, 2008 that INCORP is your registered agent with your disclosure on the cover page of your filing that Mr. Shergold is your registered agent. Also, please revise your disclosure under this heading to clarify that your principal executive office currently consists of a facility acting as a mail service and provide the disclosure regarding your property included in Note 10 to Financial Statements on page 51.

Response:

Per Comment 22, this section has been revised. Please be advised that Mr. Shergold is the Company’s registered agent for service of process. This has been revised throughout the registration statement.

Results of Operations for the Fiscal Year Ended June 30, 2008 …page 33

23.
We note your response to prior comment 36; however, please provide a brief discussion of why the capitalization of salaries in accordance with Statement of Position #98 would cause your assets to increase in fiscal year-end 2008 as a result of increased software development costs.

Response:

Per Comment #23, this section has been revised to correct that misstatement. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Liquidity and Capital Resources, page 35

24.
We note your response to prior comment 38 and reissue. Please disclose quantitative information relating to your overhead expenses and cash flow on a monthly basis and the month you will run out of money assuming no change in present trends. Also, please provide additional disclosure regarding the sources of the cash for the cash expenditures you are incurring, including the amounts being paid by each of your officers and directors. Provide a more detailed description of the arrangements you have made to pay certain necessary service providers.

Response:

Per Comment #24, our Company has expended all operating capital and cash on hand as of the date of this response. Operations have been effectively suspended until our registration statement is deemed effective, where we will subsequently seek financing from institutional investors. Our founder and CEO, Richard Shergold, is bearing all costs that cannot currently be deferred. Our Officers and Directors are continuing to contribute services without cash compensation during this period.

Director Independence, page 38

25.
We note your response to prior comment 41 and reissue. Please revise your disclosure to state the applicable definition of independence you used to determine that none of your directors are independent. Refer to Item 407(a)(ii) of Regulation S-K.

Response:

Per Comment #25, this section has been revised entirely for more complete disclosure regarding the independence of the members of our Board of Directors. As noted, the Company intends to quote its common stock on the OTC Bulletin Board upon effectiveness of this S-1 registration statement. The OTC Bulletin Board does not currently have any director independence requirements. In determining whether our directors are independent, we refer to NASDAQ Stock Market Rule 4200(a)(15). Based on those widely-accepted criteria, we have determined that our Directors are not independent at this time. Appropriate disclosures highlighting this and potential risks associated with the non-independence of our Directors have been added to this section.

Part II

Item 15. Recent Sales of Unregistered Securities, page 63

26.
We note your response to previous comment 44 and reissue. Please revise to provide the aggregate offering price of the securities sold for cash in the transaction from February 12, 2003 to November 22, 2007. As to securities sold otherwise than for cash to Sean Slipchuk, the Nimbus Development Corp. and to Reich Bros., disclose the nature and aggregate amount of consideration received by the company and facts supporting your reliance upon the particular exemption from registration relied upon. Refer to Item 701 of Regulation S-K.

Response:

Per Comment #26, these revisions have been made to this section. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Deposits From Stock Subscriptions, page 63

27.
We note your response to prior comment 45; however, please revise to provide additional disclosure regarding the conversion formula. Also, please add a risk factor discussing the risks and possible effects on the company and shareholders arising from the conversions, including dilution to shareholders, or advise us why you believe such disclosure is not necessary.

Response:

Per Comment #27, these revisions have been made to this section. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Item 17. Undertakings, page 65

28.
We note your response to previous comment 46; however, please determine whether you are relying on Rule 430A or 430C of the Securities Act and provide the appropriate undertaking. Also, please delete any extraneous language, such as instructions regarding Form S-8, S-3, F-3 and foreign private issuers.

Response:

Per Comment #28, the Undertaking section has been revised appropriately.

Signatures

29.	We note your response to prior comment 47 and reissue. Please have your controller or principal accounting officer sign. In addition, only a single person should sign on behalf of the registrant.

Response:

Per Comment #29, the Signatures section has been revised.